Filed under Rule 433
File No. 333-195496-01

Final Term Sheet

November 2, 2015

Issuer:	Consumers Energy Company
Security:	4.10% First Mortgage Bonds due 2045
Aggregate Principal Amount Offered:	$250,000,000
Maturity Date:	November 15, 2045
Coupon:	4.10%
Yield to Maturity:	4.105%
Spread to Benchmark Treasury:	+115 basis points
Benchmark Treasury Security:	3.000% due May 15, 2045
Benchmark Treasury Price and Yield:	100-28; 2.955%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	May 15, 2016
Public Offering Price:	99.913%
Optional Redemption:	Make-whole call at any time prior to May 15, 2045 at Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	November 2, 2015
Settlement Date:	November 6, 2015 (T+4)
Expected Ratings:	A1 / A / A- (Moody’s / S&P / Fitch) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.
CUSIP/ISIN:	210518 CY0 / US210518CY08

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 and SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

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